Exhibit 99.1

Ituran Location and Control Ltd. Announces the Annual General Meeting’s results

AZOUR, Israel – November 13, 2026 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that on November 12, 2026, Ituran Location and Control LTD held an Annual General Meeting which approved the following:

(1)	To renew the appointment of the firm of Fahn Kanne & co. (a member firm of Grant Thornton international) as the Company’s independent auditors for the year ending December 31,2026 and until the Company’s next annual general meeting.

The above was approved by 10,831,401 votes (94.80%). 593,976 votes opposed .

(2)	To elect the following persons to serve as Directors in Class B for an additional period until the third succeeding Annual General Meeting thereafter:

2.1	Mr. Nir Sheratzky – approved by 10,351,454 votes (90.62%). 1,070,992 votes opposed .

2.2	Mr. Yigal Shani – approved by 7,967,988 votes (69.75%). 3,252,053 votes opposed.

2.3	Mr. Yehuda Kahane – approved by 8,020,945 votes (70.22%). 3,401,702 votes opposed..

(3)	To elect Mr. Israel Baron as External Director for the Company, to office for an additional term of three years, which will commence on December 21, 2026.

The above was approved by 10,057,267 votes (89.25.%). 1,211,222votes opposed , with majority of "non interested" Shareholders.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.5 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations

Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559